Brian Boonstra 303.892.7348 brian.boonstra@dgslaw.com

September 7, 2023

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cheryl Brown and Daniel Morris

Re:          Golden Minerals Company

Registration Statement on Form S-1

Filed August 16, 2023
File No. 333-274011

Dear Ms. Brown and Mr. Morris:

On behalf of Golden Minerals Company (the “Company”), set forth below is the response of the Company to the comments received by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 31, 2023 (the “Comment Letter”) regarding the above-referenced registration statement on Form S-1 (the “Form S-1”). For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Company’s response.

Experts, page 14

1.	We note your disclosure that the consolidated financial statements as of December 31, 2022 and 2021 incorporated in this prospectus by reference to your Form 10-K for the year ended December 31, 2022, have been incorporated in reliance on the report of Armanino, LLC. We also note the 10-K filed on March 22, 2022 in which Plante & Moran audited the financial statements for the fiscal year ended December 31, 2021, and served as your independent auditor from 2013 to 2022. Please revise to reconcile these disclosures and file the consent of Plante & Moran as an exhibit to your registration statement.

Response: Concurrent with the filing of this response letter, the Company will file an amended registration statement on Form S-1 to revise the disclosure in the “Experts” section in order to correctly reflect that the consolidated financial statements for the fiscal year ended December 31, 2021 were audited by Plante & Moran. A consent of Plante & Moran is also filed with the amended registration statement.

Davis Graham & Stubbs LLP      ▪ 1550 17th Street, Suite 500      ▪ Denver, CO 80202      ▪ 303.892.9400      ▪ fax 303.893.1379      ▪ dgslaw.com

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7348.

Sincerely,

Brian Boonstra
for
DAVIS GRAHAM & STUBBS LLP

cc:        Julie Weedman, Golden Minerals Company

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